Exhibit 99.1

MediWound Announces $27.5 Million Registered Direct
Offering of Ordinary Shares Priced At-The-Market

YAVNE, Israel, February 3, 2023 -- MediWound Ltd. (NASDAQ: MDWD) (the “Company”), a fully integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced that it has entered into a definitive securities purchase agreement for the sale and purchase of 1,964,286  shares of the Company’s ordinary shares, par value NIS 0.07, at a purchase price of $14 per share, in a registered direct offering. The Company expects to close the offering on or about February 7, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately $27.5 million, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering primarily for the acceleration of the development of EscharEx®, establishing a U.S. commercial presence, supporting business development activities, and for general corporate purposes.  The Company may also use a portion of the net proceeds to in-license, invest in or acquire businesses, technologies, products or assets that it believes are complementary to its own, although it has no current plans, commitments or agreements with respect to any acquisitions or in-licenses at this time. Following the closing of the registered direct offering and the issuance of the shares purchased thereby, the Company will have 9,204,306 ordinary shares outstanding.

The ordinary shares described above are being offered by means of the Company's shelf registration statement on Form F-3 (File No. 333-265203), previously filed with the Securities and Exchange Commission (the "SEC") on May 25, 2022, and declared effective by the SEC on June 3, 2022 (the “Shelf Registration Statement”), the accompanying prospectus, dated June 3, 2022, and a prospectus supplement, dated February 3, 2023. A final prospectus supplement and accompanying prospectus relating to the ordinary shares being sold in the offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov. and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care and tissue repair.

NexoBrid® is our commercial orphan biological product for early non-surgical eschar removal of deep-partial and full-thickness thermal burns. It is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union, Japan, India, and other international markets, and recently received FDA approval for marketing in the U.S. NexoBrid is supported by the US Biomedical Advanced Research and Development Authority (BARDA), Administration for Strategic Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS).

EscharEx® is based on the same active pharmaceutical ingredient as NexoBrid. It is under development for the debridement of chronic and hard-to-heal wounds. Results from Phase 2 studies show that EscharEx is significantly more effective and faster than SOC or placebo control in debridement of VLUs and DFUs, with a good safety and tolerability profile. MediWound has initiated discussions with the FDA regarding the EscharEx pivotal Phase 3 study design.

MW005 is a topical biological drug under development for the treatment of low-risk Basal Cell Carcinoma (BCC). In a Phase I/II open-label, multicenter, randomized clinical trial conducted in the U.S., MW005 was shown to be safe, well-tolerated, and an effective treatment for BCC with patients demonstrating complete clinical and histological clearance of target lesions.

 Committed to innovation, we are dedicated to improving standard of care and enhancing patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the registered direct offering, including as to the ability to complete the registered direct offering described above, the expected gross proceeds therefrom, the intended use of proceeds and the timing of the closing of the registered direct offering. Among the factors that may cause results to be materially different from those stated herein are market and other conditions, the satisfaction of customary closing conditions related to the offering and the impact of general economic, industry or political conditions in the United States or internationally. There can be no assurance that we will be able to complete the offering, the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Ellie Hanson	Monique Kosse
Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Partner FINN Partners +972-54-467-6980 ellie.hanson@finnpartners.com	Managing Director LifeSci Advisors 212-915-3820 monique@lifesciadvisors.com